Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Announces Election of Directors

Ottawa, Canada, June 22, 2016 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, announced today that all of management’s nominees listed in the management proxy circular of DragonWave dated May 20, 2016 were elected as directors of DragonWave to hold office until the next annual general meeting of shareholders of DragonWave or until their successors are elected or appointed.

The detailed results of the vote for the election of directors held at DragonWave’s 2016 Annual General Meeting of Shareholders on June 22, 2016 are set out below.

	Votes For		Votes Withheld
Name of Nominee	Number of Votes	Percentage of Votes	Number of Votes	Percentage of Votes
Peter Allen	660,506	95.27%	32,796	4.73%
Cesar Cesaratto	661,353	95.39%	31,949	4.61%
Claude Haw	658,661	95.00%	34,641	5.00%
Lori O’Neill	659,804	95.17%	33,498	4.83%

Final voting results on all matters voted at the 2016 Annual General Meeting of Shareholders have been filed with Canadian securities regulators.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Media Contact:	Media Contact:	Investor Contact:
Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext. 2262	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024	Peter Allen President & CEO DragonWave Inc. Investor@dragonwaveinc.com Tel: 613-599-9991 ext. 2222